Montalvo Spirits, Inc.

November 5, 2013

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	John Reynolds

Assistant Director

Re:	Montalvo Spirits, Inc.

Registration Statement on Form S-1

Filed September 17, 2013

File No. 333-191201

Dear Mr. Reynolds:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Montalvo Spirits, Inc., the above-referenced issuer (the “Company”). Having been advised that the Commission has no further comments to the Registrant’s Form S-1 Registration Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to Thursday, November 7, 2013 at 9:00 a.m., or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Alex Viecco

Alex Viecco,

Chief Executive Officer